Exhibit 99. 1

ProQR Announces Third Quarter 2026 Operating and Financial Results

•	Fully enrolled Cohorts 1 and 2 of AX-0811 Phase 1 trial; initial target engagement data expected in early January 2027

•	Full AX-0810 Phase 1 dataset, including Cohort 3 and follow-up data, and new AX-0811 preclinical proof-of-concept data to be presented in December 2026

•	Multiple clinical milestones expected in H1 of 2027, including initiation of pediatric biliary atresia IIT, initial AX-0422 patient data in MPS I Hurler syndrome, and advancement of AX-2911 into the clinic for MASH IIT

•	Ended Q3 2026 with € 103 million cash and cash equivalents, supporting runway into mid-2028

LEIDEN, Netherlands & CAMBRIDGE, Mass., November 12, 2026 – ProQR Therapeutics N.V. (Nasdaq: PRQR) (ProQR), a clinical-stage company dedicated to changing lives through transformative RNA therapies based on its proprietary Axiomer™ RNA editing technology platform, today reported its financial and operating results for the third quarter ended September 30, 2026, and provided a business update.

“Having established the first clinical validation of our Axiomer RNA editing platform, we are now expanding our pipeline on that foundation through several other programs that are entering clinical development,” said Daniel A. de Boer, Founder and Chief Executive Officer of ProQR. “The Phase 1 study of AX-0811 has now fully enrolled its first two cohorts. AX-0811 is our next-generation editing oligonucleotide targeting NTCP for cholestatic diseases, including biliary atresia. We also strengthened our AI capabilities through the appointment of Chris Hart as Chief Data and AI Officer and Thomas Wolf to our Board as a strategic AI advisor.”

De Boer continued, “We expect to report initial AX-0811 data in early January 2027 and look forward to presenting the full AX-0810 Phase 1 dataset, including Cohort 3, in December 2026. We expect these data to be followed by a series of additional clinical milestones across our pipeline in the first half of 2027, including initiation of our biliary atresia clinical program, initial patient data from AX-0422 in MPS I Hurler syndrome, and advancement of AX-2911 for MASH into the clinic. Across these programs, our focus remains on developing RNA editing therapies that can make a meaningful difference for patients and their families.”

Recent Progress and Anticipated Upcoming Events

Clinical Development Progress with NTCP Programs

Following the positive AX-0810 Phase 1 target engagement data reported in June 2026, ProQR expects to present the full dataset, including Cohort 3 and 12-week follow up, at the Nature Conferences RNA at the Bench and Bedside V meeting in December 2026.

In September 2026, ProQR announced the dosing of the first participant in the Phase 1 clinical trial of AX-0811, the Company’s next-generation editing oligonucleotide targeting NTCP, which was identified through ProQR’s AI-enabled discovery engine. The first two cohorts of healthy volunteers are now fully enrolled, with initial AX-0811 Phase 1 target engagement data expected in early January 2027. The study is evaluating the safety, tolerability, pharmacokinetics, and pharmacodynamic effects via biomarker-based target engagement. AX-0811 preclinical data demonstrate greater potency and a longer half-life compared with AX-0810, with the potential for lower dose levels and less frequent dosing in the clinic.

In September 2026, the Company hosted a virtual educational event focused on NTCP modulation in biliary atresia through liver-targeted RNA editing. The event featured ProQR management and Professor Gideon Hirschfield of the Toronto Centre for Liver Disease and provided an overview of bile acid biology, NTCP modulation, translational rationale and clinical development strategy for RNA editing NTCP modulation in biliary atresia. The event outlined the framework for evaluating upcoming AX-0811 Phase 1 target engagement data:

•	TUDCA is expected to be the most sensitive measure for comparing pharmacodynamic effects,

•	Conjugated bile acid profile will be informative for assessing translation into the disease setting, and

•	Total bile acids in serum provides an additional supportive measure of target engagement.

Based on preclinical data, ProQR expects AX-0811 to outperform AX-0810 across all three biomarkers in equivalent cohorts.

ProQR is also continuing preparations for an investigator-initiated trial (IIT) in pediatric biliary atresia in China, with initial clinical data expected in the first half of 2027.

Conference Presentations

In November 2026, ProQR participated in TIDES Europe and The Liver Meeting 2026, the annual meeting of the American Association for the Study of Liver Diseases (AASLD), where presentations highlighted previously disclosed AX-0810 clinical findings and preclinical data for AX-0811.

Strengthening AI and Data Capabilities

In September 2026, ProQR appointed Chris Hart, PhD, as Chief Data and AI Officer. Dr. Hart most recently served as Vice President of Data Science and AI/ML for Genetic Medicines at Eli Lilly and Company and has more than 15 years of experience applying AI/ML to oligonucleotide therapeutics. ProQR also announced in September that Thomas Wolf, PhD, co-founder and Chief Scientific Officer of Hugging Face, has joined ProQR’s Board of Directors as a strategic AI advisor.

Upcoming anticipated milestones

NTCP programs

•	AX-0810 data from the 9 mg/kg cohort and 12-week follow up from the ongoing Phase 1 study and new preclinical data for AX-0811 expected in December 2026

•	AX-0811 initial target engagement data from Cohorts 1 and 2 in healthy volunteers expected in early January 2027

•	IIT in pediatric biliary atresia in China, with initiation and initial data targeted for the first half of 2027

•	Potentially registration-enabling Phase 2 program, subject to regulatory interactions, expected to start in mid-2027 with first interim analysis data expected by mid-2028

Other pipeline candidates

•	AX-0422 for MPS I Hurler Syndrome (IDUA) CTA filing for a first-in-patient study anticipated in early 2027 and initial data expected in the first half of 2027

•	AX-2911 (PNPLA3) FIH IIT in China expected in the first half of 2027

Partnership

•	Continue to execute on Lilly collaboration, with potential data updates and milestone payments

Financial Highlights

At September 30, 2026, ProQR held cash and cash equivalents of approximately € 103.0 million, compared to € 92.4 million at December 31, 2025.

Net cash used in operating activities during the third quarter ended September 30, 2026 was € 13.6 million, compared to € 12.2 million used for the same period in 2025.

Research and development (R&D) costs for the quarter ended September 30, 2026 were € 14.3 million, compared to € 11.1 million for the same period last year.

General and administrative costs for the quarter ended September 30, 2026 were € 4.0 million, compared to € 3.1 million for the same period in 2025.

Net loss for the quarter ended September 30, 2026 was € 12.4 million, or € 0.09 per diluted share, compared to € 11.0 million, or € 0.10 per diluted share, for the same period in 2025.

For further financial information for the period ended September 30, 2026, please refer to our Q3 financial report filing available on our website, www.proqr.com under Financials and Filings.

About Axiomer™

ProQR is pioneering a next-generation RNA base editing technology called Axiomer™, which could potentially yield a new class of medicines for diverse types of diseases. Axiomer™ “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR (Adenosine Deaminase Acting on RNA). Axiomer™ EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G) – correcting an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulating protein expression, or altering a protein so that it will have a new function that helps prevent or treat disease.

About ProQR

ProQR Therapeutics is a clinical-stage company dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer™, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “continue,” "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our business, technology, strategy, preclinical and clinical model data; our initial pipeline targets and the upcoming strategic priorities and milestones related thereto; the continued advancement of our lead development pipeline programs, including ongoing and planned clinical trials; the ongoing Phase 1 clinical study of AX-0810 targeting NTCP for cholestatic diseases, including the timing and presentation of the full Phase 1 dataset, including Cohort 3 and 12-week follow-up data, in December 2026 at the Nature Conferences RNA at the Bench and Bedside V meeting and the presentation of new preclinical data for AX-0811; our expectations regarding the safety, tolerability, target engagement and potential therapeutic benefits of AX-0810; our ability to collaborate with investigators to initiate, conduct and recruit for an IIT of our NTCP program in China in pediatric participants with biliary atresia and to generate meaningful data therefrom, including the anticipated timing of initial data readout in the first half of 2027; the anticipated initiation of our potentially registration-enabling Phase 2 program in mid-2027 with first interim analysis data expected by mid-2028, subject to regulatory interactions; our pipeline targets, including the ongoing Phase 1 clinical trial of AX-0811 in healthy volunteers; our ability to continue to enroll and complete the ongoing Phase 1 clinical trial for AX-0811 and the anticipated timing of initial data readout expected in early January 2027; the anticipated first-in-patient study of AX-0422 targeting IDUA for MPS I Hurler syndrome, with a CTA filing expected in early 2027 and anticipated initial clinical data readout in the first half of 2027; the anticipated IIT in China of AX-2911 targeting PNPLA3 for MASH in the first half of 2027; our expectations regarding clinical updates across multiple programs in 2026 and 2027; the potential design, initiation and timing of a potentially registration-enabling Phase 2 program for the NTCP franchise, subject to regulatory interactions; the therapeutic potential and development timeline regarding AX-0810, AX-0811, AX-0422, and AX-2911; our participation at upcoming scientific conferences; the continued development and advancement of our Axiomer platform and our AI-enabled discovery engine, and the anticipated benefits of our AI and data capabilities; the therapeutic potential of our Axiomer RNA editing oligonucleotides and product candidates; the timing, progress and results of our preclinical studies and other development and pipeline activities, including the release of data related thereto; our patent estate, including its anticipated strength and our continued investment in it, as well as the timing of our clinical development; the potential of our technologies and product candidates; the collaboration with Lilly and the intended benefits thereof, including timing for data updates, and potential milestones; and our financial position and expected cash runway to fund our operations into mid-2028. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those expressed or implied by these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our most recent annual report filed on Form 20-F. These risks and uncertainties include, among others, risks and uncertainties associated with conducting IITs in China, including evolving regulatory requirements, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted due to shortage and pressure on supply chains and logistics in the global market, economic sanctions and international tariffs; the likelihood of our preclinical and clinical programs being initiated and executed on timelines provided and our reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Lilly; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties; and risks related to macroeconomic conditions and market volatility resulting from global economic developments, geopolitical events and conflicts, inflationary pressures, fluctuating interest rates, tariffs and potential for significant changes in U.S. policies and regulatory environment. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor and media contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
or
Investor contact:
Peter Kelleher
LifeSci Advisors
T: +1 617 430 7579
pkelleher@lifesciadvisors.com

PROQR THERAPEUTICS N.V.
Unaudited Interim Condensed Consolidated Statement of Financial Position

	September 30,	December 31,
	2026	2025
	€1,000	€1,000
Assets
Property, plant and equipment	11,046	12,630
Investments in financial assets	—	—
Non-current assets	11,046	12,630

Cash and cash equivalents	102,986	92,413
Trade and other receivables	4,285	6,800
Other taxes	781	913
Current assets	108,052	100,126
Total assets	119,098	112,756

Equity and liabilities
Equity
Equity attributable to owners of the Company	68,184	49,374
Total equity	68,184	49,374

Liabilities
Borrowings	—	—
Lease liabilities	7,790	9,547
Deferred income	9,422	21,394
Non-current liabilities	17,212	30,941

Borrowings	5,090	4,872
Lease liabilities	1,692	1,545
Derivative financial instruments	183	234
Trade payables	2,564	298
Social securities and other taxes	102	—
Deferred income	13,578	17,552
Other current liabilities	10,493	7,940
Current liabilities	33,702	32,441
Total liabilities	50,914	63,382

Total equity and liabilities	119,098	112,756

PROQR THERAPEUTICS N.V.
Unaudited Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

(€ in thousands, except share and per share data)

	Three month period		Nine month period
	ended September 30,		ended September 30,
	2026	2025	2026	2025
	€1,000	€1,000	€1,000	€1,000
Revenue	5,155	2,882	15,947	11,218

Other income	—	33	—	413

Research and development costs	(14,323)	(11,080)	(38,820)	(34,811)
General and administrative costs	(3,967)	(3,119)	(12,733)	(11,169)
Total operating costs	(18,290)	(14,199)	(51,553)	(45,980)

Operating result	(13,135)	(11,284)	(35,606)	(34,349)
Finance income and expense	658	280	1,022	927
Results related to financial liabilities measured at fair value through profit or loss	30	(2)	51	176

Result before corporate income taxes	(12,447)	(11,006)	(34,533)	(33,246)
Income taxes	—	—	(25)	(18)

Result for the period	(12,447)	(11,006)	(34,558)	(33,264)
Other comprehensive income (foreign exchange differences on foreign operation)	28	(23)	255	(1,076)

Total comprehensive income	(12,419)	(11,029)	(34,303)	(34,340)

Result attributable to
Owners of the Company	(12,447)	(11,006)	(34,558)	(33,264)

Total comprehensive income attributable to
Owners of the Company	(12,419)	(11,029)	(34,303)	(34,340)

Share information
Weighted average number of shares outstanding[1]	141,231,466	105,344,996	118,982,158	105,328,752

Earnings per share attributable to owners of the Company (Euro per share)
Basic loss per share[1]	(0.09)	(0.10)	(0.29)	(0.32)
Diluted loss per share[1]	(0.09)	(0.10)	(0.29)	(0.32)

1.	For these periods the potential exercise of share options is not included in the diluted earnings per share as the Company was loss-making. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal.

PROQR THERAPEUTICS N.V.
Unaudited Interim Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company
	Number of shares	Share Capital	Share Premium	Equity settled Employee Benefit Reserve	Translation Reserve	Accumulated Deficit	Total Equity
		€1,000	€1,000	€1,000	€1,000	€1,000	€1,000
Balance at January 1, 2025	107,710,916	4,308	483,812	26,248	1,350	(427,158)	88,560
Result for the period	—	—	—	—	—	(33,264)	(33,264)
Other comprehensive income	—	—	—	—	(1,076)	—	(1,076)
Recognition of share-based payments	—	—	—	2,784	—	—	2,784
Treasury shares transferred	(132,665)	—	—	—	—	—	—
Share options lapsed	—	—	—	(1,532)	—	1,532	—
Share options exercised / RSUs vested	132,665	—	67	(184)	—	184	67

Balance at September 30, 2025	107,710,916	4,308	483,879	27,316	274	(458,706)	57,071

Balance at January 1, 2026	107,710,916	4,308	483,881	28,426	265	(467,506)	49,374
Result for the period	—	—	—	—	—	(34,558)	(34,558)
Other comprehensive income	—	—	—	—	255	—	255
Recognition of share-based payments	—	—	—	3,955	—	—	3,955
Issuance of ordinary shares	35,755,393	1,430	47,478	—	—	—	48,908
Treasury shares transferred	(212,754)	—	—	—	—	—	—
Share options lapsed	—	—	—	(2,428)	—	2,428	—
Share options exercised / RSUs vested	212,754	—	250	(298)	—	298	250

Balance at September 30, 2026	143,466,309	5,738	531,609	29,655	520	(499,338)	68,184

PROQR THERAPEUTICS N.V.
Unaudited Interim Condensed Consolidated Statement of Cash Flows

	Three month period		Nine month period
	ended September 30,		ended September 30,
	2026	2025	2026	2025
	€1,000	€1,000	€1,000	€1,000
Cash flows from operating activities
Net result	(12,447)	(11,006)	(34,558)	(33,264)
Adjustments for:
— Other income	—	(33)	—	(413)
— Depreciation	777	671	2,178	2,024
— Share-based compensation	1,169	1,117	3,955	2,784
— Financial income and expenses	(706)	(280)	(1,075)	(927)
— Results related to financial liabilities measured at fair value through profit or loss	(30)	2	(51)	(176)
— Income tax expenses	—	—	25	18

Changes in working capital	(2,961)	(3,074)	(8,606)	(10,974)
Cash used in operations	(14,198)	(12,603)	(38,132)	(40,928)

Corporate income tax paid	—	—	(25)	(18)
Interest received	740	519	1,466	1,924
Interest paid	(128)	(151)	(310)	(412)

Net cash used in operating activities	(13,586)	(12,235)	(37,001)	(39,434)

Cash flow from investing activities
Purchases of property, plant and equipment	(354)	(169)	(809)	(494)

Net cash used in investing activities	(354)	(169)	(809)	(494)

Cash flows from financing activities
Proceeds from issuance of shares, net	(293)	—	48,908	—
Proceeds from exercise of share options	250	—	250	67
Repayment of lease liability	(300)	(444)	(1,225)	(1,304)

Net cash (used in) / generated by financing activities	(343)	(444)	47,933	(1,237)

Net (decrease) / increase in cash and cash equivalents	(14,283)	(12,848)	10,123	(41,165)

Currency effect cash and cash equivalents	144	(34)	450	(1,360)
Cash and cash equivalents, at beginning of the period	117,125	119,765	92,413	149,408

Cash and cash equivalents at the end of the period	102,986	106,883	102,986	106,883